Exhibit 99.1

OKYO Pharma to Present at BIO-Europe 2025 in Vienna

London and New York, NY, October 29, 2025. OKYO Pharma Limited (NASDAQ: OKYO), a clinical-stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain, a severe ocular condition without an FDA approved therapy, and for inflammatory eye diseases, announced that Gary S. Jacob, Ph.D., Chief Executive Officer of OKYO Pharma, will present at the 33rd Annual BIO-Europe partnering conference in Vienna, Austria.

BIO-Europe, one of the largest and most impactful international life science partnering events, is scheduled for November 3-5, 2025, at the Vienna Congress and Convention Center, Vienna. Dr. Jacob’s presentation will highlight OKYO’s lead investigational candidate, urcosimod, and provide updates on the company’s recently completed Phase 2 clinical trial for the treatment of NCP.

“We are excited to showcase our progress at BIO-Europe, a premier platform for advancing partnerships in the biopharma sector,” said Gary S. Jacob, Ph.D., CEO of OKYO Pharma. “This event offers a unique opportunity to engage with global leaders and potential collaborators as we advance urcosimod toward addressing critical unmet needs in ocular diseases.”

In addition to the presentation, the OKYO management team will participate in one-on-one partnering meetings to discuss clinical milestones, including recent positive clinical data for urcosimod and the acceleration of its clinical development program.

About Neuropathic Corneal Pain (NCP)

NCP is a condition that causes severe pain and sensitivity of the eyes, face, or head. The exact cause of NCP is unknown but is thought to result from nerve damage to the cornea combined with inflammation. NCP, which can exhibit as a severe, chronic, debilitating condition in patients suffering from a host of ophthalmic conditions, is presently treated, with limited success, by various topical and systemic treatments in an off-label fashion.

About Urcosimod (formerly called OK-101)

Urcosimod is a lipid conjugated chemerin peptide agonist of the ChemR23 G-protein coupled receptor which is typically found on immune cells of the eye responsible for the inflammatory response, as well as on neurons and glial cells in the dorsal root ganglion. Urcosimod was developed using a membrane-anchored-peptide technology to produce a novel long-acting drug candidate for treating dry eye disease. Urcosimod has been shown to produce anti-inflammatory and pain-reducing activities in mouse models of dry eye disease and corneal neuropathic pain, respectively, and is designed to combat washout through the inclusion of the lipid anchor built into the drug molecule to potentially enhance the residence time of urcosimod within the ocular environment. Urcosimod showed clear statistical significance in multiple endpoints in a 240-patient Phase 2, multi-center, double-masked, placebo-controlled trial to treat dry eye disease, and is presently being evaluated in a just-completed randomized, placebo-controlled, double-masked Phase 2 trial involving 17 neuropathic corneal pain patients.

About OKYO

OKYO Pharma Limited (NASDAQ: OKYO) is a clinical stage biopharmaceutical company developing innovative therapies for the treatment of neuropathic corneal pain and dry eye disease, with ordinary shares listed for trading on the NASDAQ Capital Market. OKYO is focused on the discovery and development of novel molecules to treat neuropathic corneal pain and ocular diseases. In addition to the completed Phase 2 trial of urcosimod to treat dry eye disease patients, OKYO is also currently evaluating urcosimod to treat neuropathic corneal pain patients, and recently completed a Phase 2 trial.

For further information, please visit www.okyopharma.com.

Enquiries:

OKYO Pharma Limited	Gary S. Jacob, Chief Executive Officer	+44 (0)20 7495 2379
Business Development & Investor Relations	Paul Spencer	+44 (0)20 7495 2379

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